Filed Pursuant to Rule 433
Registration No. 333-207063
April 3, 2017

Pricing term sheet dated April 3, 2017
to Preliminary Prospectus Supplement dated April 3, 2017
(the “Preliminary Prospectus Supplement”)

Cimarex Energy Co.

$750,000,000 3.90% Senior Notes due 2027

The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Cimarex Energy Co. (the “Company”)

Title of Securities:	3.90% Senior Notes due 2027 (the “Notes”)

Ratings (Moody’s / S&P)*:	Baa3 / BBB-

Distribution:	SEC Registered

Principal Amount:	$750,000,000

Public Offering Price:	99.748%

Proceeds, Before Expenses, to Cimarex Energy Co.:	$743,235,000

Coupon:	3.90%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2017

Date of Maturity:	May 15, 2027

Yield to Maturity:	3.93%

Reference Treasury Security:	UST 2.25% due February 15, 2027

Reference Treasury Price / Yield:	99-04 / 2.35%

Spread to Benchmark Treasury:	+158 bps

Optional Redemption:	Prior to February 15, 2027, make-whole call at Treasury Rate +25 bps plus accrued and unpaid interest; on or after February 15, 2027, 100% plus accrued and unpaid interest

Change of Control:	Put @ 101% of principal plus accrued and unpaid interest

CUSIP:	171798AD3

ISIN:	US171798AD34

Trade Date:	April 3, 2017

Settlement Date:

T+5; April 10, 2017

It is expected that delivery of the Notes will be made against payment therefor on or about April 10, 2017, which is the fifth business day following the Trade Date (such settlement cycle being referred to as ‘‘T+5’’). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, or the ‘‘Exchange Act,’’ trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade Notes on the date of pricing or the next succeeding business day should consult their own advisors.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Deutsche Bank Securities Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

Co-Managers:

BBVA Securities Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
CIBC World Markets Corp.
ING Financial Markets LLC
BOK Financial Securities, Inc.
PNC Capital Markets LLC
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the sender.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting J.P. Morgan Securities LLC at 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk — 3rd Floor, or via phone, collect, at 1-212-834-4533; or Wells Fargo Securities, LLC at 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, or via phone at 1-800-645-3751, or by email at wfscustomerservice@wellsfargo.com; or Deutsche Bank Securities Inc. at 60 Wall Street, New York, NY 10005, Attention: Prospectus Group, or via phone at 1-800-503-4611, or by email at prospectus.cpdg@db.com; or MUFG Securities Americas Inc. at 1221 Avenue of the Americas, 6th Floor, New York, NY 10020, Attention: Capital Markets Group, or via phone at 1-212 405-7440, or toll-free at 1-877-649-6848.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.